MARK F. RADOM

1235 Bramble Road NE
Atlanta, GA 30329
TEL 404 805 4437 FAX 404 759 2161
mfradom@gmail.com

RECEIVED
2006 NOV -7 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 25, 2006

BY POST
Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549

06018211

Re: Roche Bay plc
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Ladies and Gentleman:

I am acting as United States counsel to Roche Bay plc (the *"Company"*), a company that has been granted an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*) pursuant to Rule 12g3-2(b) of the Exchange Act. The relevant file number is 82-34988. In furtherance of such exemption, I hereby enclose the Company's 2006 Annual Return together with all relevant exhibits. This was recently filed with the appropriate authorities and is publicly available in Gibraltar.

If you have any questions with regard to this information, please contact me at 404-805-4437 or mfradom@gmail.com.

Yours faithfully,

Mark Radom

Mark Radom

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

82-34988

No. of Company: 60527   Date of Incorporation: 11-Feb-1997   Date last A/R: 29-Apr-2005

(Public Limited Company)
"THE COMPANIES ORDINANCE"

RECEIVED
P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of Annual Return of a Company having a Share Capital

As required by Part IV of The Companies Ordinance (Section 101)

Annual Return of **ROCHE BAY PUBLIC LIMITED COMPANY**

Made up to the **29th day of April, 2006**

Address of Registered Office: **Suite 3g, Eurolife Building, 1 Corral Road, Gibraltar**

SUMMARY OF SHARE CAPITAL AND SHARES

1.	Nominal Share Capital USD100,000.00 divided into 10,000,000 ORDINARY shares of USD0.01 each	
2.	Total Number of Shares taken up to the 29th day of April, 2006 being the date of the Return (which Number must agree with the Total shown in the List as held by existing Members)	6,101,610 ORDINARY
3.	Number of Shares issued subject to payment wholly in Cash	6,101,610 ORDINARY
4.	Number of Shares issued as fully paid up otherwise than in Cash	Nil
5.	Number of Shares issued as partly paid up to the extent of per Share otherwise than in Cash	Nil
6.	Number of Shares (if any) issued at a discount	Nil
7.	Number of Shares (if any) issued at a discount	Nil
8.	Total amount of discount on the issue of Shares which has not been written off at the date of this Return	Nil
9.	There has been called up on each of 6,101,610 ORDINARY shares	USD0.01
10.	There has been called up on each of Nil shares	Nil
11.	There has been called up on each of Nil shares	Nil
12.	Total amount of Calls received, including Payments on Application and Allotment	USD61,016.10
13.	Total amount (if any) agreed to be considered as paid on Nil Shares which have been issued as fully paid up otherwise than in Cash	Nil
14.	Total amount (if any) agreed to be considered as paid on Nil Shares which have been issued as fully paid up to the extent of Nil per share otherwise than in Cash	Nil
15.	Total amount of Calls unpaid	Nil
16.	Total amount of the sums (if any) paid by way of Commission in respect of any Shares or Debentures or allowed by way of Discount in respect of any Shares or Debentures since the date of the last Return	Nil
17.	Total number of Shares forfeited	Nil
18.	Total amount paid (if any) on Shares forfeited	Nil
19.	Total amount of Shares for which Share Warrants to Bearer are outstanding	Nil
20.	Total amount of Share Warrants to Bearer issued and surrendered respectively since the date of the last Return — Issued: / Surrendered:	Nil / Nil
21.	Number of Shares comprised in each Share Warrant to Bearer	Nil
22.	Total Amount of Indebtedness of the Company in respect of all Mortgages and Charges of the kind which are required (or, in the case of a Company registered in Scotland, which, if the Company had been registered in England, would be required) to be registered with the Registrar of Companies under The Companies Ordinance	Nil

Presented by **FIDECS MANAGEMENT LIMITED**
Montagu Pavilion, 8-10 Queensway, Gibraltar

82-34988

List of Persons holding Shares in **ROCHE BAY PUBLIC [illegible]MITED COMPANY** on the **29th day of April, 2[illegible]** and of Persons who have held Shares therein at any time since the date of the last Return, or (in case of their Names and the First Return) of the Incorporation of the Company, showing Addresses, and an Account of the Shares so held.

N.B. - If the names in this list are not arranged in alphabetical order, an Index sufficient to enable the name of any person in the list to be readily found must be annexed to this list.

Folio in Register Ledger containing Particulars	NAMES, ADDRESSES AND OCCUPATIONS				ACCOUNT OF SHARES					REMARKS
	SURNAME	CHRISTIAN NAME	ADDRESS	OCCUPATION	*Number of Shares held by existing Members at date of Return.+	(*) Particulars of shares transferred since the date of the last return or in the case of the first return since the incorporation of the company, by persons who are still members.		(*) Particulars of shares transferred since the date of the last return or in the case of the first return since the incorporation of the company, by persons who have ceased to be members.		
						Number.+	Date of Registration of Transfer	Number.+	Date of Registration of Transfer	
	SEE ATTACHED SHAREHOLDERS LIST				ORDINARY Shares 6,101,610					

* The aggregate number of Shares held, and not the Distinctive Numbers, must be stated and the column must add up throughout, so as to make the one total stated in the Summary to have been taken up.

\+ When the Shares are of different classes, these columns may be sub-divided so that the number of each class held, or transferred, may be shown separately. Where any Shares have been converted into Stock, the amount of Stock held by each member must be shown.

(*) The date of Registration of each Transfer should be given as well as the Number of Shares transferred on each date. The Particulars should be placed opposite the name of the Transferor, and not opposite that of the Transferee, but the name of the Transferee may be inserted in the "Remarks" column immediately opposite the particulars of each Transfer.

(Signature)

Name: Andrew W Gardner
Position: Secretary

For and on behalf of Fidecs Management (Gibraltar) Limited

(State whether Director or Manager or Secretary)

82- 34988

Particulars of the Directors and Secretaries of **ROCHE BAY PUBLIC LIMITED COMPANY** at the date of the Annual Return*.

**The present Christian Name or Names and Surname	Any former Christian Name or Names or Surname	Nationality	Nationality of Origin (if other than the present Nationality)	Usual Residential Address	***Other Business Occupation, if any. If none, state so.
Benjamin J. Cox		American		6200 SW Tower Way Portland OR 97221 United States of America	Technical Contractor
Joseph J. Cox		American		16/327 Orrong Road East St Kilda 4IC 3183 Australia	Technical Writer
Peter Vanderwicken		American		4420 Wismore Road Carversville Pennsylvania PA 18913 United States of America	Publisher
John W. Abernethy		Canadian		6537 Sherburn Road Peachland V0H 1X7 British Columbia United States of America	Consulting Project Engineer/Semi Retired
Pelagie Sharp		Canadian		114-22nd Street P O Box 452 Rankin Inlet X0C 0G0 Nunavut Canada	Businessman

Secretaries:

FIDECS MANAGEMENT (GIBRALTAR) LIMITED				Montagu Pavilion 8-10 Queensway Gibraltar	Corporate Body

* "Director" includes any person who occupies the position of a Director by whatever name called, and any person in accordance with whose directions or instructions the Directors of the Company are accustomed to act.

** In the case of a Corporation its Corporate Name and Registered or Principal Office should be shown.

***In the case of an individual who has no business occupation but holds any other directorship or directorships particulars of that directorship or of some one of those directorships must be entered.

Certificate to be given by a Private Company

I certify that the Company has not since the date of the *last Annual Return, issued any invitation to the public to subscribe for any Shares or Debentures of the Company.

(Signature) ....

Name:

Position:

(State whether Director or Secretary)

*In the case of the first Annual Return strike out the words "last annual return" and substitute with the words "incorporation of the Company."

Certificate to be given if the number of members exceeds fifty

I certify that the excess of Members of the Company above fifty consists wholly of persons who are in the employment of the Company and/or of persons who, having been formerly in the employment of the Company, were while in such employment and have continued after the determination of such employment to be Members of the Company.

(Signature) .... (State whether Director or Secretary)

82-34988

34988

82-34988

1267332 ONTARIO LIMITED	41 GARFIELD AVENUE TORONTO ON M4T 1E8 CANADA	Citizenship: Occupation: CORPORATION Number of Shares Held: **1,000**
DOREEN J ABBOTT	2160 GARY CRESCANT BURLINGTON ON L7R 1T2 CANADA	Citizenship: CANADIAN Occupation: RETIRED Number of Shares Held: **500**
JOHN ABERNETHY	6537 SHERBURN ROAD PEACHLAND BC V0H 1X7 CANADA	Citizenship: CANADIAN Occupation: CONSULTANT Number of Shares Held: **7,500**
CORBETT ADAMS	1290 GOLF COURSE ROAD, R.R.#2 MINESING ON L0L 1Y2 CANADA	Citizenship: CANADIAN Occupation: REAL ESTATE BROKER Number of Shares Held: **2,000**
CHAYA BASH	1680 52 STREET BROOKLYN NY 11204-1418 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: HOMEMAKER Number of Shares Held: **300**
MILDRED BERMAN	953 WOODROW AVENUE NORFOLK VA 23517-1523 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RETIRED Number of Shares Held: **570**

AARON CRAIG BIANCO	7806 DELMAR BOULEVARD, APT 2 ST LOUIS MO 63130-3711 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: COMPUTER CONSULTANT Number of Shares Held: **500**
SHOSHONE BIANCO	DN MODIIN 71945 NEVE TZUF ISRAEL	Citizenship: ISRAELI Occupation: SECRETARY Number of Shares Held: **500**
DAVID BLOOM & BOKSOOK BLOOM JT TEN	1591 STANLEY BOULEVARD BIRMINGHAM MI 48009-4151 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: BUSINESSMAN Number of Shares Held: **200**
BOREALIS EXPLORATION LIMITED GIBRALTAR COMPANY NUMBER 66632	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR	Citizenship: Occupation: CORPORATION Number of Shares Held: **9,036**
BOREALIS TECHNICAL LIMITED GIBRALTAR COMPANY # 57884	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: CORPORATION Number of Shares Held: **182,023**
ALLAN S BOTTER	600 OLD COUNTRY ROAD ROOM 304 GARDEN CITY NY 11530-2010 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY Number of Shares Held: **1,000**

82-34988
34988

CHRIS BOURNE	56 ALEXANDRA AVENUE SOUTHALL MIDDLESEX UB1 2AN ENGLAND	Citizenship: BRITISH Occupation: EXECUTIVE Number of Shares Held: **1,100**
MICHAEL BRADLEY	11 PERU ROAD MILTON ON L9T 2V5 CANADA	Citizenship: CANADIAN Occupation: FINANCIAL CONSULTANT Number of Shares Held: **5,000**
STEFANIA BRADLEY	11 PERU ROAD MILTON ON L9T 2V5 CANADA	Citizenship: CANADIAN Occupation: RADIOLOGIST Number of Shares Held: **5,000**
KATHERINE M BROTHERS	1725 EAST 1100 NORTH ROANOKE IN 46783-9422 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SCHOOL TEACHER Number of Shares Held: **333**
DAVID BROWN	793210-3RD LINE, R.R. #5 MILTON ON L9T 2V5 CANADA	Citizenship: CANADIAN Occupation: EXECUTIVE Number of Shares Held: **1,500**
JACQUELINE BROWN	793210-3RD LINE, R.R.#5 MILTON ON L9T 2V5 CANADA	Citizenship: CANADIAN Occupation: BUSINESS OWNER Number of Shares Held: **1,500**

82-34988

CEDE & CO	55 WATER STREET NEW YORK NY 10041 UNITED STATES OF AMERICA	Citizenship: Occupation: NOMINEE Number of Shares Held: **53,536**
O DONALDSON CHAPOTON	ONE SHELL PLAZA 910 LOUISIANA STREET, SUITE 3333 HOUSTON TX 77002-4916 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY Number of Shares Held: **1,000**
SETH A CHILDERS	PO BOX 1620 WEAVERVILLE CA 96093-1620 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: CONSULTANT Number of Shares Held: **200**
PETER CHISHOLM	806 - 1141 ROYAL YORK ROAD TORONTO ON M9A 4A9 CANADA	Citizenship: CANADIAN Occupation: EXECUTIVE Number of Shares Held: **700**
MOSHE REUVEN COHEN	HAMACHTAROT 26/2 43551 RAANANA ISRAEL	Citizenship: ISRAELI Occupation: CHARTERED ACCOUNTANT Number of Shares Held: **1,000**
WAYNE B COLLIER	122 WEST 111TH STREET NEW YORK NY 10026-4206 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SOFTWARE CONSULTANT Number of Shares Held: **10,000**

82-34988

BENJAMIN J COX	6200 SOUTH WEST TOWER WAY PORTLAND OR 97221-3340 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE *Number of Shares Held:* **2,000**
BENJAMIN J COX FOUNDATION	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: FOUNDATION Number of Shares Held: **22,200**
IRIS OREN COX	6200 SOUTH WEST TOWER WAY PORTLAND OR 97221-3340 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY Number of Shares Held: **7,827**
ISAIAH W COX	3505 BANCROFT ROAD BALTIMORE MD 21215-3106 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **15,000**
JEREMIAH TOYAM COX FOUNDATION LTD	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: FOUNDATION Number of Shares Held: **42,000**
JOSEPH J COX	16/327 ORRONG ROAD EAST ST KILDA VIC 3183 AUSTRALIA	Citizenship: UNITED STATES Occupation: CONSULTANT Number of Shares Held: **4,000**

82-34988

NECHAMA JANET COHEN COX	3505 BANCROFT ROAD BALTIMORE MD 21215-3106 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: REGIONAL MANAGER Number of Shares Held: **2,875**
RODNEY T COX	23545 NORTH WEST SKYLINE BOULEVARD NORTH PLAINS OR 97133-9204 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **10,000**
BRENDA DAUB-JOKIC	1537 MANNHEIM ROAD, R.R.#2 PETERSBURG ON N0B 2H0 CANADA	Citizenship: CANADIAN Occupation: ADMINISTRATIVE ASSIS Number of Shares Held: **1,000**
MAURICE DAVIAU	76 TREMAINE ROAD MILTON ON L9T 2W9 CANADA	Citizenship: CANADIAN Occupation: RETIRED Number of Shares Held: **5,000**
MONICA DAVIAU	76 TREMAINE ROAD MILTON ON L9T 2W9 CANADA	Citizenship: CANADIAN Occupation: RETIRED Number of Shares Held: **5,000**
JONATHAN S EDELSON	23545 NORTHWEST SKYLINE BOULEVARD NORTH PLAINS OR 97133-9204 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: DIRECTOR OF RESEARCH Number of Shares Held: **10,600**

82-34988

JEAN-FRANCOIS EDELSTEIN	20 OLD MAMARONECK ROAD UNIT 6G WHITE PLAINS NY 10605-2029 UNITED STATES OF AMERICA	Citizenship: CANADIAN Occupation: IT DIRECTOR Number of Shares Held: **870**
FABIO INTERNATIONAL LIMITED	BEAUFORD HOUSE PO BOX 438 ROAD TOWN TORTOLA BRITISH VIRGIN ISLAND	Citizenship: Occupation: CORPORATION Number of Shares Held: **15,000**
FIDECS MANAGEMENT (IOM) LTD.	1ST FLOOR, EAST WING SHEARWATER HOUSE, NUNNERY MILLS OLD CASTLETOWN ROAD DOUGLAS IM2 1QA ISLE OF MAN	Citizenship: Occupation: CORPORATION Number of Shares Held: **2,000**
ROBERT LESLIE FLYE	2020 SOUTH EAST 87TH AVENUE PORTLAND OR 97216-1905 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: CONSULTANT Number of Shares Held: **6,000**
GEORGE GARLAND	2109 19TH STREET NORTHWEST WASHINGTON DC 20009-1301 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE DIRECTOR Number of Shares Held: **1,000**
ROCHEL GELLER	NACHAL REVIVIM 17/6 99641 RAMAT BET SHEMESH ALEF ISRAEL	Citizenship: ISRAELI Occupation: TECHNICAL WRITER Number of Shares Held: **2,000**

ORIOL GERSHLICK	30 HOLDERS HILL GARDENS LONDON NW4 1NP ENGLAND	Citizenship: BRITISH Occupation: EXECUTIVE Number of Shares Held: **180**
GFM INTERNATIONAL LIMITED REGISTERED # E2214	BARCLAYS BANK BUILDING, NORTH WING HIBISCUS SQUARE PMB9, POND STREET GRAND TURKS TURKS AND CAICOS ISLANDS	Citizenship: Occupation: CORPORATION Number of Shares Held: **5,000**
PAM GOTTSCHALK	2436 UPPER VALLEY CRESCENT OAKVILLE ON L6H 7P2 CANADA	Citizenship: CANADIAN Occupation: REAL ESTATE BROKER Number of Shares Held: **2,000**
RALPH GOTTSCHALK	2436 UPPER VALLEY CRESCENT OAKVILLE ON L6H 7P2 CANADA	Citizenship: CANADIAN Occupation: REAL ESTATE BROKER Number of Shares Held: **2,000**
DEBORAH GRUENBERGER	11 CANVENDISH HOUSE WOODSIDE GRANGE ROAD LONDON N12 8LR ENGLAND	Citizenship: BRITISH Occupation: CONSULTANT Number of Shares Held: **100**
ANTHONY W HONG	2022 MCCLENDON STREET HOUSTON TX 77030-2118 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY AT LAW Number of Shares Held: **2,500**

82-34988

JOHN B HOWLETT	2465 N WEST TORCH LAKE DRIVE KEWADIN MI 49648-9061 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RETIRED Number of Shares Held: **1,200**
LOUISE M JANICKI	33261 SOUTH WEST ROGERS WAY SCAPPOOSE OR 97056-3710 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SECRETARY Number of Shares Held: **2,100**
GREGORY JAXON & REBECCA JAXON JT TEN	1901 PEACH STREET CHAMPAIGN IL 61820-7315 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **1,200**
LLOYD JOHANSSON	40 BELOEIL AVENUE MONTREAL QB H2V 2Z2 CANADA	Citizenship: CANADIAN Occupation: ENGINEER Number of Shares Held: **1,000**
MALKA JOSEPH	22/1 RECHOV NADVORNA 99879 BETAR ILLIT ISRAEL	Citizenship: ISRAELI Occupation: RESEARCH ANALYST Number of Shares Held: **500**
RICHARD S KALIN	2008 FREMONT AVENUE SOUTH MINNEAPOLIS MN 55405-2638 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: COMPUTER CONSULTANT Number of Shares Held: **2,000**

82-34988

NECHAMA COX KATAN	2425 SOUTH WEST NEBRASKA STREET PORTLAND OR 97201-1972 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: COMPUTER CHIP DESIGN Number of Shares Held: **2,300**
KEVAN KENDRICK	PO BOX 1921 PORTLAND OR 97207-1921 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ENGINEER Number of Shares Held: **667**
ALLAN F KNAPPENBERGER	1318 SOUTH WEST TWELFTH AVENUE PORTLAND OR 97201-3367 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY Number of Shares Held: **1,000**
IRV KREITENBERG	19 WEST PARKWAY CLIFTON NJ 07014-1227 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: PRIVATE INVESTOR Number of Shares Held: **2,867**
SIMON KRESTIN	24 SNARESBROOK DRIVE STANMORE MIDDX LONDON HA74QW ENGLAND	Citizenship: BRITISH Occupation: OPTICIAN Number of Shares Held: **100**
BENJAMIN LEPP	7316 SOUTHWEST 32ND AVENUE PORTLAND OR 97219-1822 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: CONTRACTOR Number of Shares Held: **150**

82-34988

JANET LEVINE	1500 SW 5TH AVENUE APT 505 PORTLAND OR 97201-5419 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: CONSULTANT Number of Shares Held: **10,000**
LITTLE DOVE FOUNDATION LTD.	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: FOUNDATION Number of Shares Held: **5,800**
JAMES S MAGDYCH	6023 CHINO AVENUE CHINO CA 91710-5357 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SOFTWARE ENGINEER Number of Shares Held: **800**
WANYNE MANN	1079 FARROL AVENUE ARROYO GRANDE CA 93420-4136 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **500**
WAYNE S MARSHALL	3101 LINKWOOD DRIVE HOUSTON TX 77025-3815 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **28,417**
EDITH H MATTHEWS	6404 EAST CANAL POINTE LANE FORT WAYNE IN 46804-4700 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: HOUSEWIFE Number of Shares Held: **333**

82-34988

J THOMAS MATTHEWS	13010 RUSSELL STREET OVERLAND PARK KS 66209-3629 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **100**
JAMES P MATTHEWS	10303 ARBOR TRAIL FORT WAYNE IN 46804-4605 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: BUSINESS OWNER Number of Shares Held: **333**
TERRANCE D MATTHEWS	7 WEST DOVER DRIVE ROGERS AR 72758-8876 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SENIOR VP TRUCKING Number of Shares Held: **400**
WILLIAM T MATTHEWS	8071 ANCHOR DRIVE LONGMONT CO 80504-7721 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SR MANAGER COMPUTERS Number of Shares Held: **100**
LOUISE MAURICE	FLAT B 12 CORNWALL GARDENS SWY 4AN LONDON ENGLAND	Citizenship: BRITISH Occupation: HOMEMAKER Number of Shares Held: **180**
JERALD MOORE & RANDI MOORE JT TEN	618 NORTH EAST FLORAL PLACE PORTLAND OR 97232-2562 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: UTILITIESENGINEER Number of Shares Held: **667**

82-34938

IAN MOTH	145 CARISBROOKE ROAD NEWPORT ISLE OF WIGHT PO30 1DG ENGLAND	Citizenship: BRITISH Occupation: IT CONSULTANT Number of Shares Held: **400**
DANIEL D O'NEILL & MARY ELLEN O'NEILL TEN ENT	310 LAKESIDE DRIVE BEL AIR MD 21015-4752 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: REALTORS Number of Shares Held: **1,000**
OTR INC	1000 SOUTH WEST BROADWAY SUITE 920 PORTLAND OR 97205-3061 UNITED STATES OF AMERICA	Citizenship: Occupation: CORPORTATION Number of Shares Held: **500**
BRETT C OXMAN	PSC 303 PO BOX 82 APO/AP CA 96205-0010 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RABBI Number of Shares Held: **1,000**
PARMENIDES GROUP FBO B'H CHARITABLE FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **27,665**
PARMENIDES GROUP FBO ISAAC EDELSON FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **46,545**

82-34988

82-34988

PARMENIDES GROUP FBO JOSEPH MONTEITH	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **8,824**
PARMENIDES GROUP FBO AVTO TAVKHELIDZE ET AL	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **9,150**
PARMENIDES GROUP FBO FIRST STEPS FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **6,500**
PARMENIDES GROUP FBO ROCKY KRAVETSKY	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **500**
PARMENIDES GROUP FBO FMR ROBINSON FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,000**
PARMENIDES GROUP FBO JOSEPH J COX FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **15,375**

ROCHE BAY PUBLIC LIMITED COMPANY
Registration Number 60527
Page 14 of 24
Shareholders List
4 May 2006

PARMENIDES GROUP FBO DAVID M GOLDENBERG FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **9,650**
PARMENIDES GROUP FBO FREE THE AGUNAH FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,540**
PARMENIDES GROUP FBO ILYA ENTIN	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **2,000**
THE PARMENIDES GROUP	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **25,100**
PARMENIDES GROUP FBO ARNOLD ASHER TURIN FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **2,226**
PARMENIDES GROUP FBO PETER VANDERWICKEN FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **3,430**

82-34988

PARMENIDES GROUP FBO EDGAR RESEARCH FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **3,200**
PARMENIDES GROUP FBO DSE FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **3,100**
PARMENIDES GROUP FBO TATE FAMILY FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,000**
PARMENIDES GROUP FBO GILBERT FAMILY FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **280**
PARMENIDES GROUP FBO HOMER HARRIS EDUCATIONAL FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,000**
PARMENIDES GROUP FBO JANET S LEVINE-KUHNERT	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **15,000**

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PARMENIDES GROUP FBO LESLIE GROFF FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **500**
PARMENIDES GROUP FBO O DONALDSON CHAPOTON FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,000**
PARMENIDES GROUP FBO REBECCA L COX FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **2,000**
PARMENIDES GROUP FBO DONALD N JONES	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **3,085**
PARMENIDES GROUP FBO JAS BUTALIA	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,000**
PARMENIDES GROUP FBO TRIXIE FOUNDATION	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **1,250**

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PARMENIDES GROUP FBO DANIEL J DUMPROFF	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **100,000**
PARMENIDES GROUP FBO FIDECS MANAGEMENT LIMITED	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **11,000**
PARMENIDES GROUP FBO ADRIAN BURRY	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **5,500**
PARMENIDES GROUP FBO SONIA MONTEITH	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: NOMINEE Number of Shares Held: **5,000**
PINK SHIRT SOFTWARE, INC.	300 VISTA DRIVE SEAFORD VA 23696-2364 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: CONSULTING CORP Number of Shares Held: **300**
ANGUS STEWART PINKERTON	THE OLD FORGE SCHOOL LANE REMPSTONE NR LOUGHBOROUGH LEICESTERSHIRE LE12 6RH ENGLAND	Citizenship: BRITISH Occupation: ELECTRONICS ENGINEER Number of Shares Held: **2,000**

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MARK RADOM	1235 BRAMBLE ROAD NORTHEAST ATLANTA GA 30329-3501 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: PRIVATE INVESTOR Number of Shares Held: **172**
STEPHEN J RALPH	47 PENRHYN ROAD SHEFFIELD S11 8UL ENGLAND	Citizenship: BRITISH Occupation: CONSULTANT Number of Shares Held: **200**
CANDACE RAMCHARAN	2075 CONNAUGHT AVENUE MONTREAL QB H4B 1X2 CANADA	Citizenship: CANADIAN Occupation: CONSULTANT Number of Shares Held: **525**
J ERIC REAVES	260 SOUTHWEST MANNING ROAD, APT 39 MARIETTA GA 30064-3027 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: COMPUTER PROGRAMMER Number of Shares Held: **833**
MICHAEL A REIS	70 CLARK ROAD BROOKLINE MA 02445-6030 UNITED STATES OF AMERICA	Citizenship: ISRAELI Occupation: ELECTRONICS ENGINEER Number of Shares Held: **2,000**
SAMUEL B RICHMOND	5404 CAMELOT ROAD BRENTWOOD TN 37027-4113 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RETIRED Number of Shares Held: **500**

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FOREST M ROBINSON	401-19TH STREET NORTHEAST, APT 9 E WENATCHEE WA 98802-4254 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RETIRED Number of Shares Held: **2,294**
ROCHE BAY HOLDINGS (BARBADOS) LTD. BARBADOS COMPANY NO. 21740	SUITE 29, 1ST FLOOR BECKWITH MALL LOWER BROAD STREET BRIDGETOWN BARBADOS	Citizenship: Occupation: CORPORATION Number of Shares Held: **5,200,000**
MAURICE SCHEIBLER	PO BOX 242 LEAVENWORTH WA 98826-0242 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **100**
ANNE SCHOFIELD	101 HOOD HOUSE DOLPHIN SQUARE LONDON SW1V 3NQ ENGLAND	Citizenship: KENYAN Occupation: LAWYER Number of Shares Held: **500**
KEITH SHARP	PO BOX 370 RANKIN INLET NT X0C 0G0 CANADA	Citizenship: CANADIAN Occupation: OUTFITTER Number of Shares Held: **1,475**
SHILOH LTD INTERNATIONAL INC	27 HEATHWAY COURT LONDON NW3 7TS ENGLAND	Citizenship: Occupation: CORPORATION Number of Shares Held: **14,750**

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MARY ELLEN SILVERBERG	26 WEST 45TH STREET SIOUX CITY IA 51104-1002 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: HOMEMAKER Number of Shares Held: **1,000**
JONATHAN MICHAEL SIMON	35 HARTLAND DRIVE EDGEWARE MIDDLESEX HA8 8RJ ENGLAND	Citizenship: BRITISH Occupation: MARKETING MANAGER Number of Shares Held: **600**
MELVYN STUART SIMON	50 HEATHWAY COURT WEST HEATH ROAD LONDON HAMPSTEAD NW3 7TS ENGLAND	Citizenship: BRITISH Occupation: EXECUTIVE Number of Shares Held: **4,314**
RALPH HOWARD SIMON	35 HARTLAND DRIVE EDGEWARE MIDDLESEX HA8 8RJ ENGLAND	Citizenship: BRITISH Occupation: MANAGING DIRECTOR Number of Shares Held: **2,000**
ZOE VICTORIA SIMON	35 HARTLAND DRIVE EDGEWARE MIDDLESEX HA8 8RJ ENGLAND	Citizenship: BRITISH Occupation: BUYING ASSISTANT Number of Shares Held: **600**
ANDREW D SKALE	13705 TORREY GLENN ROAD SAN DIEGO CA 92129-4633 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: ATTORNEY Number of Shares Held: **1,000**

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BRADLEY SMITH	227 DEARBORN BOULEVARD WATERLOO ON N2J 4Y3 CANADA	Citizenship: CANADIAN Occupation: INVESTMENT ADVISOR Number of Shares Held: **1,500**
SOLAR SAILS FOUNDATION LIMITED	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: FOUNDATION Number of Shares Held: **2,000**
DEBORAH SOMMERS	1530 CAMBRIDGE STREET #4 CAMBRIDGE MA 02139-1000 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **200**
JULIAN M SOWRY	105 GOWAN AVENUE LONDON SW6 6RQ ENGLAND	Citizenship: BRITISH Occupation: SALES & MARKETING Number of Shares Held: **7,500**
TIMOTHY SUTTER	4413 RIVER ROAD NORTHWEST WASHINGTON DC 20016-4059 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: RESEARCH ANALYST Number of Shares Held: **500**
RODGER TATE	204 RIVERS PARK DRIVE WASHINGTON DC 22066-3534 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: SOLICITOR Number of Shares Held: **1,000**

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DAVID TEPLITZKY	67 CLISSOLD ROAD WAHROONGA SYDNEY 2076 AUSTRALIA	Citizenship: AUSTRALIAN Occupation: COMPANY DIRECTOR Number of Shares Held: **15,000**
ARNOLD ASHER TURIN	394 WILSON AVENUE APT. 5 TORONTO ON M3H 1S9 CANADA	Citizenship: UNITED STATES Occupation: RABBI & COMP EXEC Number of Shares Held: **1,330**
DOUGLAS UNDERHILL & KIM V WARTHAN JT TEN	25 BURNABY BOULEVARD TORONTO ON M4R 1B5 CANADA	Citizenship: CANADIAN Occupation: GEOLOGIST Number of Shares Held: **1,500**
VSBM FOUNDATION LIMITED	SUITE 3G, EUROLIFE BUILDING 1 CORRAL ROAD GIBRALTAR GIBRALTAR	Citizenship: Occupation: FOUNDATION Number of Shares Held: **1,300**
PETER W. WALLIS	355 HEATH'S BRIDGE ROAD CONCORD MA 01742-4949 UNITED STATES OF AMERICA	Citizenship: UNITED STATES Occupation: EXECUTIVE Number of Shares Held: **2,333**
JEFFREY S WARREN	6718 EAST CEDAR AVENUE UNIT A DENVER CO 80224-3908 UNITED STATES OF AMERICA	Citizenship: ISRAELI Occupation: SOLICITOR Number of Shares Held: **1,000**

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SHANNON WOLF	324 TEMPLETON CIRCLE NORTHEAST CALGARY AB T1Y 3Z2 CANADA	Citizenship: CANADIAN Occupation: LEGAL SECRETARY Number of Shares Held: **100**

Total Shares Issued and Outstanding as of 4 May 2006: **6,101,610**

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